SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2001

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____ to ____

Commission File Number 1-3822

A. Full title of the Plan:

Campbell Soup Company Employee Savings and 401(k) Plan
For Hourly-Paid Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Campbell Soup Company, Campbell Place, Camden, New Jersey 08103-1799

This Form 11-K contains 16 pages including exhibits. An index of exhibits is on page 15.

Campbell Soup Company
Savings and 401(k) Plan for Hourly-Paid Employees
Index to Financial Statements and Additional Information

Report of Independent Accountants

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

Notes to Financial Statements

Additional Information*

Exhibit 1: Schedule of Assets (Held at End of Year)

* The additional information included is presented for purposes of additional analysis and is not a required part of the basic financial statements but is required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Participants and Administrative
Committee of the Campbell Soup Company
Savings and 401(k) Plan for Hourly-Paid Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees (the "Plan") at December 31, 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 6, 2002

Campbell Soup Company
Savings and 401(k) Plan for Hourly-Paid Employees
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
(in thousands)

	2001	2000
Interest in Master Trust, at fair value	$ 162,898	$ 181,481
Net assets available for benefits	$ 162,898	$ 181,481

The accompanying notes are an integral part of these financial statements.

Campbell Soup Company
Savings and 401(k) Plan for Hourly-Paid Employees
Statements of Changes in Net Assets Available for Benefits
for the Years Ended December 31, 2001 and 2000
(in thousands)

	2001	2000
Additions:		
Additions in net assets attributed to:		
Plan's share of investment income of Master Trust:		
Net depreciation in fair value of investments	$ (22,509)	$ (19,100)
Interest and dividends	1,878	5,183
Other	24	42
	(20,607)	(13,875)
Contributions:		
Employer	3,656	3,868
Participants	12,346	13,038
	16,002	16,906
Total	(4,605)	3,031
Deductions:		
Deductions from net assets attributed to:		
Distributions	(13,785)	(15,112)
Other	(193)	(212)
Total	(13,978)	(15,324)
Net decrease	(18,583)	(12,293)
Net assets available for benefits:		
Beginning of year	181,481	193,774
End of year	$ 162,898	$ 181,481

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering hourly employees at substantially all domestic locations of the Company and its subsidiaries and certain other former employees. It is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is supervised, administered, and interpreted by an Administrative Committee, appointed by the Board of Directors of the Company. The Administrative Committee comprises one or more persons who may be, but need not be, employees or members of the Board of Directors of the Company.

Plan Amendment
Effective January 1, 2000, the Plan was amended to increase the pre-tax maximum contribution to 15% of a participant's earnings, subject to the Internal Revenue Code (the "IRC") limitations. The Plan amendment alsc requires that any Company matching contributions made after January 1, 2000, were to be invested in the Campbell Soup Company Stock Fund and must remain in this Fund until the participant reaches age 55 and has participated in the Plan for at least 10 years. At that time, participants may choose to diversify these Company matching contributions. The Plan amendment allows employees to decide how dividends paid on the Company's stock held in the Campbell Soup Company Stock Fund are received. Employees can receive dividends as income (cash) or dividends can be reinvested back into the Campbell Soup Company Stock Fund.

Employee Contributions
Participants authorize payroll deductions which are contributed to the Plan and credited to their individual accounts. Monthly contributions are limited to a pre-tax maximum of 15% or a post-tax maximum of 10%, or a combined maximum of 15% of a participant's earnings, as defined, in multiples of 1%. However, in accordance with the IRC, the amount of a participant's pre-tax contribution for calendar years 2001 and 2000 was limited to $10,500. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Employer Contributions
The Company makes matching contributions in the amount of 50% of all participant contributions up to 5% of the participant's earnings beginning after one full year of service. The Company, at its discretion, may also make an additional annual contribution based on the Company's fiscal year financial performance. All Company contributions shall be invested in the Campbell Soup Company Stock Fund. These non-participant directed contributions and the related investment earnings cannot be transferred to any of the Plan's other investment funds until attainment of age 55 and 10 years of service.

Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions and investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is based on the following:

Completed Years of Service	Vesting
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in 1% increments in any of the following nine investment options.

Campbell Soup Company Stock Fund. Funds are invested primarily in Campbell Soup Company common stock, with a small portion invested in short-term money market instruments for liquidity.

Managed Income Portfolio. Funds are invested in an open-end commingled pool managed by Fidelity Investments ("Fidelity") which invests in short and long-term investment contracts issued by insurance companies.

Retirement Money Market Portfolio. Funds are invested in shares of a registered investment company managed by Fidelity that invests in high quality, U.S. dollar denominated money market instruments of domestic and foreign issuers.

Equity Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests mainly in dividend-paying common and preferred stocks.

Spartan U.S. Equity Index Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in shares of the Standard & Poor's 500 stock index.

Magellan Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks of large corporations as well as lesser known companies.

Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

Growth Company Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in common stocks with emerging or established growth potential.

International Growth & Income Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests primarily in foreign securities.

Asset Manager Fund. Funds are invested in shares of a registered investment company managed by Fidelity that invests in equities, bonds and money market instruments in both the domestic and foreign markets.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 6 months to 4.5 years. The loans are secured by the balance in the participant's account and bear interest at two points above the prime rate in effect on the first day of the calendar quarter in which the loan is granted. Principal and interest are paid ratably through payroll deductions. A $35 loan origination fee and a $15 annual loan maintenance fee are charged to participants with loan balances. Such fees are presented as deductions on the statement of changes in net assets.

Payment of Benefits
A participant who has five continuous years of participation in the Plan may withdraw, once in a calendar year, all or a portion of his or her account balance. If a participant is under age 59½, a withdrawal may be made from the participant's pre-tax account without penalty only if a financial hardship is demonstrated.

Forfeited Accounts
In 2001 and 2000, forfeited nonvested accounts totaling approximately $59,056 and $9,000, respectively, were used to reduce the Company's matching contributions. At December 31, 2001 and 2000, forfeited nonvested accounts totaling approximately $129,000 and $114,000 were available to reduce future Company contributions and to offset administrative fees.

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis of accounting.

Master Trust Participation
The Plan participates in the Campbell Soup Company Savings and 401(k) Plans Master Trust. The Master Trust combines, for administrative purposes, the assets of the Plan and those of the other defined contribution plan of Campbell within the United States. Each plan has a specific interest in all assets, liabilities, net investment gains and losses, and administrative expenses of the Master Trust.

Investment Valuation and Income Recognition
The interest of the Campbell Soup Company (the "Company" or "Campbell Soup") Savings and 401(k) Plan for Hourly-Paid Employees (the "Plan") in the Campbell Soup Company Savings and 401(k) Plans Master Trust (the "Trust") is stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Trust at year end. The fair value of the Campbell Soup Company Stock Fund is valued at the year-end unit value as determined by the Trustee and is based upon the value of the underlying Campbell Soup common stock and short-term money market investments. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. Interest on participant loans is recorded in the investment option from which the loan was borrowed.

Payment of Benefits
Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform to current year presentation.

3. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 24, 1996 that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Accordingly, no provision is required for income taxes in the accompanying financial statements. The Plan has been amended since receiving the determination letter. However, the Administrative Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

4. Other Transfers

Effective March 30, 1998, the Company completed a spin-off of its Specialty Foods segment to shareowners as an independent publicly-held company named Vlasic Foods International Inc. ("Vlasic").

The spin-off of Vlasic resulted in a stock distribution to shareowners equivalent to one share of Vlasic common stock for every ten shares of Campbell common stock. Plan participants having a balance in the Campbell Soup Company Stock Fund automatically received their respective shares in the new Vlasic Foods International Inc. Stock Fund.

Participants in the Plan could transfer balances in the Vlasic Foods International Inc. Stock Fund to other investment elections at any time up to December 31, 1999. During 2000, any remaining balances in the Vlasic Foods International Inc. Stock Fund at December 31, 1999 were re-allocated to other investment accounts pro-rata based on the participant's investment balances.

5. Related Party Transactions

Certain Plan investments are shares of mutual funds and one collective trust fund managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

Certain administrative expenses are paid by Campbell Soup Company, as provided by the Plan document. Administrative fees for services provided by Fidelity for the Trust amounted to approximately $127,000 and $131,000 for the years ended December 31, 2001 and 2000, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. Master Trust

The net assets available for benefits of the Master Trust at December 31, 2001 and 2000 were as follows (in thousands):

	2001	**2000**
Assets:		
Investments, at fair value	$575,828	$658,952
Net assets available for benefits	575,828	658,952
Plan's interest in Master Trust	162,898	181,481

The Plan's interest in the net assets available for benefits of the Master Trust is determined based upon the specific allocation of the assets in the Master Trust identified by each participating plan.

At December 31, 2001 and 2000, the Plan's interest in the Master Trust was approximately 28% of the fair value of the Trust's net assets.

The following summarizes the changes in net assets available for benefits of the Master Trust for the years ended December 31, 2001 and 2000 (amounts in thousands):

	2001	2000
Additions:		
Investment income:		
Net depreciation in fair value of investments	$ (86,222)	$ (77,216)
Interest and dividends	7,705	25,822
Other	143	146
	(78,374)	(51,248)
Contributions:		
Employer	9,690	9,435
Participants	36,761	36,840
	46,451	46,275
Total	(31,923)	(4,973)
Deductions:		
Distributions	(50,950)	(70,981)
Other	(251)	(170)
Total	(51,201)	(71,151)
Net decrease	(83,124)	(76,124)
Net assets available for benefits:		
Beginning of year	658,952	735,076
End of year	$ 575,828	$ 658,952

The Master Trust's investments (including investments bought, sold, as well as held during the year) depreciated in value as follows (amounts in thousands):

	Years Ended December 31, 2001	Years Ended December 31, 2000
Registered investment companies	$ (50,421)	$ (43,310)
Stock funds	(35,801)	(33,906)
	$ (86,222)	$ (77,216)

The fair value of investments held which represent 5% or more of the Master Trust's net assets are as follows (amounts in thousands):

	December 31,	
	2001	**2000**
Campbell Soup Company Stock Fund	$ 238,866	$ 276,281
Fidelity Investments Equity-Income Fund	60,199	64,025
Spartan U.S. Equity Index Fund	29,386	33,947
Fidelity Investments Magellan Fund	91,182	105,308
Fidelity Investments Growth Company Fund	63,433	87,759

The Campbell Soup Company Stock Fund includes non-participant directed investments of approximately $26,113 at December 31, 2001.

Campbell Soup Company
Savings and 401(k) Plan for Hourly Employees
Form 5500, Schedule H, Part IV, Item 4i
Schedule of Assets (Held at End of Year)
December 31, 2001
(in thousands)

Identity of Issue	Description of Investment	Hourly Cost	Hourly Current Value
* Campbell Soup Company	Common Stock Fund	$ 81,389	$ 93,599
* Fidelity Investments	Managed Income Portfolio	3,669	3,669
* Fidelity Investments	Retirement Money Market Portfolio	5,508	5,508
* Fidelity Investments	Equity-Income Fund	12,704	13,833
* Fidelity Investments	Spartan U.S. Equity Index Fund	3,829	4,172
* Fidelity Investments	Magellan Fund	19,052	19,204
* Fidelity Investments	Growth Company Fund	12,814	11,081
* Fidelity Investments	International Growth & Income Fund	3,244	2,740
* Fidelity Investments	Asset Manager Fund	3,692	3,393
* Participant Loans	Interest rates ranging from 7.00% to 11.00%	5,699	5,699
		$ 151,600	$ 162,898

* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMPBELL SOUP COMPANY EMPLOYEE SAVINGS AND 401(k) PLAN FOR HOURLY-PAID EMPLOYEES

By: /s/ Robert A. Schiffner
Robert A. Schiffner
Chairman of the Administrative Committee

Date: June 27, 2002

INDEX OF EXHIBITS

Exhibit	Page
I - Consent of Independent Accountants	16

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.033-22803) of Campbell Soup Company of our report dated May 6, 2002 relating to the financial statements of Campbell Soup Company Savings and 401(k) Plan for Hourly-Paid Employees, which appears in this From 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 25, 2002